Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

September 22, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jaea Hahn

Re:	Pursuit Asset-Based Income Fund (the “Fund”)
Initial Registration Statement on Form N-2
File Nos. 333-284708 and 811-24051

Dear Ms. Hahn and Ms. Rotter,

The following responds to the comments provided via telephone on September 12, 2025, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 3 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s response follows each comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	Comment: The introductory paragraph to the expense example on page 10 does not indicate the period of time that the Shares will be held by Shareholders. Please confirm that the disclosure will be updated in the Revised Registration Statement to indicate that the example assumes no redemptions of Shares within the first year of initial purchase.

Response: The Fund has revised the disclosure as follows in the Revised Registration Statement (new language is underlined):

“The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that all distributions are reinvested at NAV and that the percentage amounts listed under annual expenses remain the same in the years shown. The example amounts assume that the Expense Limitation and Reimbursement Agreement remains in effect through [ ], 2026. Further, the examples below exclude any applicable Early Repurchase Fee which would apply if your Shares are repurchased within one year of their purchase. The assumption in the hypothetical example of a 5% annual return is the same as that required by regulation of the SEC applicable to all registered investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Shares.”

2.	Comment: Confirm that an updated consent from the Fund’s independent registered public accounting firm will be included with the Revised Registration Statement.

Response: The Fund so confirms.

DISCLOSURE COMMENTS

3.	Comment: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Fund has made all conforming changes.

4.	Comment: Clarify that Class A Shares and Class B Shares are not currently offered by the Fund.

Response: The Fund has clarified in the Revised Registration Statement.

5.	Comment: Please clarify whether the Predecessor Fund is owned by the Investment Manager or its affiliates.

Response: The Fund confirms that the Predecessor Fund is not owned by the Investment Manager or its affiliates.

6.	Comment: Clarify the definition of Niche Asset-Based Investments. What types of investments, assets or markets would the Fund invest in or provide exposure to?

Response: The Fund has clarified in the Revised Registration Statement.

7.	Comment: Please clarify the parenthetical in the following disclosure: The Investment Manager has contractually agreed to waive 20% (or 250 basis points (“bps”)) of the Incentive Fee for a period of two years following the Fund’s commencement of operations.

Response: The Fund has clarified in the Revised Registration Statement.

8.	Comment: Confirm whether the Fund’s investments in Private Funds exceed one basis point of the average net assets of the Fund. If the Fund’s investment in Private Funds does not exceed such threshold, please explain why.

Response: The Fund confirms that its investments in Private Funds are not expected to exceed one basis point of the Fund’s average net assets, as the Fund does not intend to invest in Private Funds during the first year of operations.

9.	Comment: Confirm that the Expense Limitation and Reimbursement Agreement between the Investment Manager and the Fund will be in effect for one year or more.

Response: The Fund confirms that the Expense Limitation and Reimbursement Agreement will have an initial term of at least one year from the date of the Fund’s effectiveness.

10.	Comment: If the Fund will invest in Private Funds as principal investment strategy, please revise the disclosure to include the following, if applicable:

a.	Please revise the disclosure to discuss the fees of Private Funds. When doing so, please also consider the effects of any Private Fund’s performance fees or incentive allocations on the Fund’s performance, including the possibility that some Private Funds may receive performance fees, even if other Private Funds or the overall performance of the Fund is negative.

b.	Please disclose the types of Private Funds in which the Fund proposes to invest in and the associated risks or considerations, including, to the extent material, the Private Fund’s investment strategies, risks associated with volatile or speculative investments, conflicts of interests and the liquidity of the Private Funds.

c.	Please add disclosure that Private Funds in which the Fund invests, as compared to registered funds, are not limited by the 1940 Act on how they invest their assets (e.g., not limited with respect to leverage and affiliated transactions).

d.	Please expand the disclosure to add that shareholders may have limited information about the Private Funds in which the Fund invests, including with respect to liquidity, valuation and underlying private fund holdings.

Response: The Fund confirms that investment in Private Funds will not be a principal investment strategy of the Fund.

11.	Comment: The Fund should disclose those risks included in Comment 10 in bullets on the cover page and summary section of the Prospectus.

Response: The Fund confirms that investment in Private Funds will not be a principal investment strategy of the Fund.

12.	Comment: The response to Comment 9 of the previous comment response letter states that list of investments has been revised, however, we note a longer list of potential investments included in that section vs the summary. Please consider streamlining or make clear that the longer list includes investments that are not part of the principal investment strategy.

Response: The Fund confirms that each investment listed in the Revised Registration Statement is part of the Fund’s principal investment strategy.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 215-988-2959.

*****

Sincerely,

Joshua B. Deringer

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